

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 16, 2022

<u>VIA EMAIL</u>

Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, NY 10016
Attn: Russel Wininger

  Re: <u>Prospect Capital Corporation, et al., File No. 812-15253</u>

Dear Mr. Wininger:

  By Form APP-WD/A filed with the Securities and Exchange Commission on July 29, 2022, you requested that the above-captioned amended application, filed on August 5, 2021 under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

        Sincerely,

        /s/ *Thoreau Bartmann*

        Thoreau Bartmann
        Assistant Chief Counsel

cc: Kyle Ahlgren
  Asaf Barouk
  Division of Investment Management

  Steven B. Boehm
  Eversheds Sutherland LLP